SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: June 2016	Commission File Number: 001-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Translation of Registrant's name into English)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐             No  ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NEPTUNE TECHNOLOGIES& BIORESSOURCES INC.
Date: June 14, 2016	By:	/s/ Mario Paradis

	Name:	Mario Paradis

	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Annual and Special Meeting of Shareholders

99.2	Neptune Management Information Circular dated June 14, 2016

99.3	Form of Proxy

99.4	Voting Instruction Form